UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ____________

                                 SCHEDULE 13D/A
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934


                             Strayer Education, Inc.
                        --------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                        --------------------------------
                         (Title of Class of Securities)

                                    863236105
                                    ---------
                                 (CUSIP Number)

Charles Ayres                                       with copies to:
DB Capital Partners, Inc.                           Oliver C. Brahmst, Esq.
31 West 52nd Street                                 White & Case LLP
26th Floor                                          1155 Avenue of the Americas
New York, NY  10019                                 New York, NY 10036
646-324-2416                                        212-819-8200

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 14, 2002
                           --------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box
|_|.

                               ------------------

CUSIP No. 863236105                SCHEDULE 13D/A           Page 2 of 11 Pages


----     ----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Taunus Corporation*               I.R.S. Identification No. 13-4060471

----     ----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |X|
                                                                       (b)
----     ----------------------------------------------------------------------
 3       SEC USE ONLY
----     ----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A

----     ----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         | |
         PURSUANT TO ITEMS 2(d) or 2(e)

----     ----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware

------------------------------------- -----   ---------------------------------
NUMBER OF SHARES BENEFICIALLY          7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON                6,615
WITH
                                      -----   ---------------------------------
                                       8      SHARED VOTING POWER
                                              7,058,456
                                      -----   ---------------------------------
                                       9      SOLE DISPOSITIVE POWER
                                              6,615
                                      -----   ---------------------------------
                                       10     SHARED DISPOSITIVE POWER
                                              1,646,640
----     ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,065,071
----     ----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

----     ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         49.0%
----     ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
----     ----------------------------------------------------------------------


* In accordance with Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by Taunus Corporation, a holding company that is a wholly owned subsidiary of Deutsche Bank A.G. Taunus Corporation is a separate operating unit of Deutsche Bank A.G. This filing does not reflect securities beneficially owned by any other business unit of Deutsche Bank A.G., and Taunus Corporation expressly disclaims beneficial ownership of any such securities.

CUSIP No. 863236105                SCHEDULE 13D/A           Page 3 of 11 Pages


----     ----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DB Capital Partners, Inc.          I.R.S. Identification No. 13-2725387

----     ----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |X|
                                                                       (b) | |
----     ----------------------------------------------------------------------
 3       SEC USE ONLY
----     ----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A

----     ----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         | |
         PURSUANT TO ITEMS 2(d) or 2(e)

----     ----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware

------------------------------------- -----   ---------------------------------
NUMBER OF SHARES BENEFICIALLY          7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON                0
WITH
                                      -----   ---------------------------------
                                       8      SHARED VOTING POWER
                                              7,058,456
                                      -----   ---------------------------------
                                       9      SOLE DISPOSITIVE POWER
                                              0
                                      -----   ---------------------------------
                                       10     SHARED DISPOSITIVE POWER
                                              1,646,640
----     ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,058,456
----     ----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    | |

----     ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         49.0%
----     ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
----     ----------------------------------------------------------------------

CUSIP No. 863236105                SCHEDULE 13D/A           Page 4 of 11 Pages


----     ----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DB Capital Partners, L.P.          I.R.S. Identification No. 52-2046858

----     ----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |X|
                                                                       (b) | |
----     ----------------------------------------------------------------------
 3       SEC USE ONLY

----     ----------------------------------------------------------------------
 4       SOURCE OF FUNDS
         N/A
----     ----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         | |
         PURSUANT TO ITEMS 2(d) or 2(e)

----     ----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware

------------------------------------- -----   ---------------------------------
NUMBER OF SHARES BENEFICIALLY          7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON                0
WITH
                                      -----   ---------------------------------
                                       8      SHARED VOTING POWER
                                              7,058,456
                                      -----   ---------------------------------
                                       9      SOLE DISPOSITIVE POWER
                                              0
                                      -----   ---------------------------------
                                       10     SHARED DISPOSITIVE POWER
                                              1,646,640
----     ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,058,456
----     ----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    | |

----     ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         49.0%
----     ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
----     ----------------------------------------------------------------------

CUSIP No. 863236105                SCHEDULE 13D/A           Page 5 of 11 Pages


----     ----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DB Capital Investors, L.P.         I.R.S. Identification No. 52-2046859

----     ----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |X|
                                                                       (b) | |
----     ----------------------------------------------------------------------
 3       SEC USE ONLY

----     ----------------------------------------------------------------------
 4       SOURCE OF FUNDS
         WC
----     ----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         | |
         PURSUANT TO ITEMS 2(d) or 2(e)

----     ----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware

------------------------------------- -----   ---------------------------------
NUMBER OF SHARES BENEFICIALLY          7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON                0
WITH
                                      -----   ---------------------------------
                                       8      SHARED VOTING POWER
                                              7,058,456
                                      -----   ---------------------------------
                                       9      SOLE DISPOSITIVE POWER
                                              0
                                      -----   ---------------------------------
                                       10     SHARED DISPOSITIVE POWER
                                              1,646,640
----     ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,058,456
----     ----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    | |

----     ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         49.0%
----     ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
----     ----------------------------------------------------------------------

CUSIP No. 863236105                SCHEDULE 13D/A           Page 6 of 11 Pages


                                 SCHEDULE 13D/A

                             Strayer Education, Inc.

     This Amendment No. 3 amends and supplements the Schedule 13D filed on March 26, 2001 ("Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed on May 21, 2001 ("Amendment No. 1"), and as further amended by Amendment No. 2 to Schedule 13D filed on October 9, 2002 ("Amendment No. 2"), relating to the shares of common stock, $0.01 par value per share ("Common Stock"), of Strayer Education, Inc., a Maryland corporation (the "Company"), the principal executive offices of which are located at 1025 15th Street, N.W. Washington D.C. 20005. Terms not otherwise defined herein shall have the respective meaning given to such terms in the Schedule 13D, Amendment No. 1 or Amendment No. 2, as applicable.

Item 4.  Purpose of the Transaction

     Item 4 is amended and supplemented by deleting the third to last and penultimate paragraphs in their entirety and inserting the following before the last paragraph thereof:

     "The Registration Statement, as subsequently amended, was declared effective by the SEC on November 14, 2002.

     On November 14, 2002, the Company, DBCI, New Mountain (DBCI and New Mountain together, the "Selling Stockholders") and Credit Suisse First Boston Corporation, Banc of America Securities LLC and Legg Mason Wood Walker, Incorporated, as representatives of the several underwriters, entered into an Underwriting Agreement (the "Underwriting Agreement") in connection with the Selling Stockholders' Offering of up to 2,300,000 shares of Common Stock (to be issued upon conversion of Series A Preferred Stock) pursuant to the Registration Statement. Pursuant to the Underwriting Agreement, the underwriters named therein (the "Underwriters") will purchase 1,700,000 shares of Common Stock held by New Mountain and 300,000 shares of Common Stock held by DBCI at a price of $52.00 share (the "Offering Price"), less underwriting discounts and commissions of $2.73 per share (the "Underwriting Discount"), in connection with the public resale of the Common Stock. In addition, the Underwriters may exercise an over-allotment option to purchase up to an additional 300,000 shares of Common stock held by DBCI within 30 days following the date of the filing of the prospectus (the "Prospectus") relating to the Offering pursuant to Rule 424(b) of the Securities Act of 1933, as amended, at the Offering Price less the Underwriting Discount.

     Pursuant to the Underwriting Agreement the Company has, with certain limited exceptions, agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement relating to any Common Stock or securities convertible or exchangeable into Common Stock for a period of 90 days following the date of the filing of the Prospectus.

     On November 14, 2002, the Company, DBCI and New Mountain entered into a Letter Agreement (the "Letter Agreement") in connection with the Offering. Pursuant to the Letter Agreement, the Company, DBCI and New Mountain agreed that following the completion of the Offering, pursuant to Section 10 of the Articles Supplementary, the number of members of the

CUSIP No. 863236105                SCHEDULE 13D/A           Page 7 of 11 Pages


Board of Directors of the Company that the holders of Series A Preferred Stock are entitled to elect will be reduced from 50% to 40% of the total members of the Board of Directors. Upon completion of the Offering, Charles Ayres will resign from the Board of Directors of the Company and any committees of the Board of Directors and New Mountain, acting alone, will be entitled to elect all of the members of the Board of Directors entitled to be elected by the holders of the Series A Preferred Stock.

     The descriptions of the Preferred Stock Purchase Agreement, the Articles Supplementary, the Support and Option Agreement, the Shareholders Agreement, the Registration Rights Agreement, the Underwriting Agreement, the Letter Agreement and the other related agreements and documents and the transactions contemplated thereby are not intended to be complete, and are qualified throughout by reference to the full text of such agreements."

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

     Item 6 is amended and supplemented by adding the following paragraph after the last paragraph thereof:

     "The descriptions of the Underwriting Agreement and the Letter Agreement contained in Item 4 above are repeated and incorporated herein by reference."

Item 7.  Materials to be Filed a Exhibits.

     Item 7 is amended and supplemented by adding the following after Exhibit 1 in the first paragraph:

     "2. The Underwriting Agreement, dated November 14, 2002, among DB Capital Investors, L.P., New Mountain Partners, L.P., Strayer Education, Inc. and Credit Suisse First Boston Corporation, Banc of America Securities LLC and Legg Mason Wood Walker, Incorporated, as the representatives of the several Underwriters named therein.

     3. Letter Agreement, dated November 14, 2002, among Strayer Education, Inc., New Mountain Partners, L.P. and DB Capital Investors, L.P."

CUSIP No. 863236105                SCHEDULE 13D/A           Page 8 of 11 Pages


                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2002



                                                TAUNUS CORPORATION



                                                By:  /s/    James T. Byrne, Jr.
                                                    ----------------------------
                                                     Name:  James T. Byrne, Jr.
                                                     Title: Secretary

CUSIP No. 863236105                SCHEDULE 13D/A           Page 9 of 11 Pages


                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2002



                                                DB CAPITAL PARTNERS, INC.



                                                By:  /s/ Charles Ayres
                                                    ----------------------------
                                                     Name:  Charles Ayres
                                                     Title: Managing Director

CUSIP No. 863236105                SCHEDULE 13D/A           Page 10 of 11 Pages


                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2002



                                           DB CAPITAL PARTNERS, L.P.

                                                  By: DB CAPITAL PARTNERS, INC.,
                                                      its General Partner



                                           By:  /s/ Charles Ayres
                                               ----------------------------
                                                Name:  Charles Ayres
                                                Title: Managing Director

CUSIP No. 863236105                SCHEDULE 13D/A           Page 11 of 11 Pages


                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2002



                                           DB CAPITAL INVESTORS, L.P.

                                                  By: DB CAPITAL PARTNERS, L.P.,
                                                      its General Partner

                                                  By: DB CAPITAL PARTNERS, INC.,
                                                      its General Partner


                                           By:  /s/ Charles Ayres
                                               ----------------------------
                                                Name:  Charles Ayres
                                                Title: Managing Director